

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

June 16, 2009

Mr. James Cole
Chief Executive Officer
Noble Innovations, Inc.
3044 North 33rd Avenue
Phoenix, Arizona

>   **Re: Noble Innovations, Inc.**
>   **Amendment No. 1 to Form 8-K**
>   **Filed June 12, 2009**
>   **File No. 0-53433**

Dear Mr. Cole:

     We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated June 11, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Form 8-K Filed June 12, 2009

1.   We reviewed your response to comment one in our letter dated May 26, 2009. Please provide the disclosure regarding non-reliance on previously issued interim financial statements included in your response to comment one. In addition, you indicate in your response to comment one that your fiscal 2007 financial statements should no longer be relied upon. Yet, your disclosure in the current report does not refer to the 2007 annual financial statements. Please revise or advise. Further, please revise to discuss the effect of error corrections on your financial statements for each annual and interim period.

2.   We reviewed your response to comment three in our letter dated May 26, 2009. As previously requested, please tell us whether you intend to amend your fiscal 2008 quarterly reports to include restated interim financial statements, and if not, the reasons why.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen
Staff Accountant